September 21, 2010

Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:       Citizens Bancorp of Virginia, Inc.
Form 10-K filed March 31, 2010
File No. 000-50576

Dear Mr. Vaughn:

  Citizens Bancorp of Virginia, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated September 8, 2010 containing comments on the Company’s above referenced Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 31, 2010.  This letter on behalf of the Company responds to each of the comments set forth in your letter.

            For convenience of reference, we are providing your comments in bold below, with the Company’s response following each comment.

December 31, 2009 Form 10-K

Asset Quality – Allowance and Provision for Loan Losses, page 30

1.           Please revise future filings to provide a breakdown, in tabular form, of your impaired and non-accrual loans by loan type.

        In future filings, the Company will provide the tabular breakdown you requested.  A sample of the format the Company intends to use for this disclosure is attached as Exhibit A hereto.

2.           On page F-8 you state that the accrual of interest on commercial and real estate loans is generally discontinued when loans become 90 days delinquent or when, in management’s judgment, the full collection of principal and interest is uncertain.  You also state that you consider a loan to be impaired when it is improbable that the Company will be able to collect all amounts due according to the contractual terms of the loan agreement. On page 31, you disclose that at December 31, 2009 you had $6.1 million of impaired loans and that $2.9 million were still accruing interest because the loans were not 90 days past due. Considering your definition of an impaired loan (improbable you will collect contractual amounts due) and your disclosed accrual policies (stop accruing when full collection of principal and interest is uncertain), please tell us how you determined that it was appropriate to continue to accrue interest on these loans. Specifically, tell us why you believe the interest was collectible and provide us any accounting or regulatory guidance that supports the accrual of interest on these loans.

      The credits that aggregated to $2.9 million were internally classified as “substandard” on the Bank’s watch list which is a more conservative assessment than the definition of “impairment” that is described in FAS 114.  The Bank’s internal loan review also takes into consideration recent financial information on the individual borrowers as well as their respective payment performance.  As of December 31, 2009, 6 of the 7 loans were current.  The one loan that was not current had an outstanding principal balance of $58,000, was 48 days late and had accrued and unpaid interest of $560, as of December 31, 2009.

3.           Please revise to describe how you determined that $2,033,000 of loans that are on non-accrual status should not be considered impaired. Tell us if/how your allowance for loans losses would have changed if you had considered the loans to be impaired.

       The loans which totaled $2,033,000 at December 31, 2009 are considered homogeneous loans that were classified as “substandard” based upon our internal review.  The Company’s classification of “substandard” is more conservative than the definition of “impairment” used in FAS 114.  The homogeneous loans consisted of residential mortgages and consumer installment loans.  Therefore these loans were collectively evaluated for impairment as of the report date.  There would have been no material change to the allowance for loan losses if these loans would have been evaluated on an individual basis as to impairment.

Note 1. Summary of Significant Accounting Policies, page F-9

4.           Please revise future filings to disclose your charge-off policies by loan type. Please discuss the triggering events or other facts and circumstances that impact your decision to charge-off all or a portion of a loan.

       The Bank’s Loan Policy does not provide specific procedures for charging off loan balances by loan type.  In future filings, the Company will disclose that we do not have charge-off policies by loan type and the triggering events or other facts and circumstances that impact our decisions to charge-off all or a portion of a loan.  The triggering events are generally the following:

●	Bank has sold all the collateral available and a deficiency remains,
●	Borrower has filed bankruptcy on an unsecured credit and the likelihood and amount of payment is greatly reduced when compared to the current balance and time of repayment is protracted,
●	Debt is discharged from bankruptcy, or
●	No collateral available or of limited value and the Bank has received judgment with payment performance in the future unknown.

5.           Please revise future filings to disclose your non-accrual policies by loan type.

        The Bank’s non-accrual policy is consistently applied to all loan types.  In future filings, the Company will disclose that our non-accrual policies do not vary by loan type.

Note 2. Securities, page F-15

6.           Please revise future filings to segregate your disclosure of mortgage-backed securities based on the credit risk of the securities. For example, consider disclosing non-agency collateralized mortgage obligations separately.

       In future filings, the Company will segregate disclosure of mortgage-backed securities based upon the credit risk of the security.  A sample of the format the Company intends to use for this disclosure is attached as Exhibit B hereto.

June 30, 2010 Form 10-Q

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview and Recent Developments, page 18

7.           You disclose that the majority of the increase in loans past due 90 days and still accruing was the result of one commercial credit that made a payment effective July 1, 2010. Please revise future filings to state whether this payment was for the full amount due, including past accrued interest, whether the loan was well secured and describe any notable risk elements and why you believe accrual of interest on this loan is appropriate.

        In future filings, the Company will include the requested disclosure to the extent applicable.

8.           Please revise future filings to provide a qualitative discussion about the amount of charge-off’s recorded for the periods presented. Specifically discuss past and expected trends.

        In future filings, the Company will provide a qualitative discussion of charge-offs recorded for the periods presented and discuss past and expected trends.

*           *           *           *           *           *           *

       As requested, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (434) 292-8119.

             Thank you for your assistance in this matter.

                     Sincerely,

                     /s/ Ronald E. Baron

                     Ronald E. Baron
                     Chief Financial Officer

Exhibit A

Note 4 – Allowance for Loan Losses, Impaired Loans, and Non-accrual Loans

	June 30,	December 31,
(Dollars in thousands, except % data)	2010	2009

Total impaired loans	$-	$-

Impaired loans with a valuation allowance	$-	$-
Valuation allowance	-	-
Impaired loans, net of allowance	$-	$-

Impaired loans without a valuation allowance	$-	$-

Average investment in impaired loans	$-	$-

Interest income recognized on impaired loans	$-	$-

Non-accrual loans excluded from the impairment
disclosure	$-	$-

Non-performing assets:
Non-accrual loans	$-	$-
Loans past due 90 days or more and still accruing	-	-
Total non-performing loans	-	-

Foreclosed property	-	-

Total non-performing assets	$-	$-

Ratio of non-performing loans to gross loans, net of
deferred loan fees, at end of period	0.00%	0.00%

Ratio of loans past due 90 days or more and still
accruing to loans, net of deferred loan fees	0.00%	0.00%

Ratio of allowance for loan losses to nonperforming
loans1	0.00%	0.00%

1 The Company defines nonperforming loans as total non-accrual loans and loans 90 days or more past due and still accruing.

	June 30,	December 31,
Impaired loans by type	2010	2009

Commercial real estate	$-	$-
Residential 1-4 family	-	-
Construction	-	-
Commercial and Agricultural	-	-
Consumer	-	-
Total impaired loans	$-	$-

	June 30,	December 31,
Non-accrual loans by type	2010	2009

Commercial real estate	$-	$-
Residential 1-4 family	-	-
Construction	-	-
Commercial and Agricultural	-	-
Consumer	-	-
Total non-accrual loans	$-	$-

Exhibit B

Note 2 - Securities

The amortized cost and fair value of securities available for sale, with unrealized gains and losses:

June 30, 2010
(Dollars in thousands)		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
U.S. government and
federal agency	$-	$-	$-	$-
State and municipal	-	-	-	-
Agency mortgage-backed	-	-	-	-
Non-agency mortgage-backed	-	-	-	-
Corporate	-	-	-	-
Securities available for sale	$-	$-	$-	$-

December 31, 2009
		Gross	Gross
(Dollars in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
U.S. government
and federal agency	$-	$-	$-	$-
State and municipal	-	-	-	-
Agency mortgage-backed	-	-	-	-
Non-agency mortgage-backed	-	-	-	-
Corporate	-	-	-	-
Securities available for sale	$-	$-	$-	$-

Exhibit B
(continued)

The amortized cost and fair value of securities available for sale by contractual maturity at June 30, 2010 follows.   Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties.

June 30, 2010

	Amortized	Fair
	Cost	Value

Maturing within one year	$-	$-
Maturing after one year through five years	-	-
Maturing after five years through ten years	-	-
Maturing after ten years	-	-
Agency mortgage-backed securities	-	-
Non-agency mortgage-backed securities	-	-
Securities available for sale	$-	$-

Information pertaining to securities with gross unrealized losses at June 30, 2010 and December 31, 2009, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is summarized as follows:

	Less than 12 Months		12 Months or More
	Fair	Unrealized	Fair	Unrealized
June 30, 2010	Value	(Loss)	Value	(Loss)
(Dollars in thousands)
U.S. government
and federal agency	$-	$-	$-	$-
State and municipal	-	-	-	-
Agency mortgage-backed	-	-	-	-
Non-agency mortage-backed	-	-	-	-
Total temporarily
impaired securities	$-	$-	$-	$-

	Less than 12 Months		12 Months or More
	Fair	Unrealized	Fair	Unrealized
December 31, 2009	Value	(Loss)	Value	(Loss)
(Dollars in thousands)
U.S. government
and federal agency	$-	$-	$-	$-
State and municipal	-	-	-	-
Agency mortgage-backed	-	-	-	-
Non-agency mortgage-backed	-	-	-	-
Total temporarily
impaired securities	$-	$-	$-	$-